EXHIBIT 99.1
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[GRAPHIC OMITTED -- LOGO]                                     NEWS RELEASE
HURRICANE HYDROCARBONS LTD.


FOR IMMEDIATE RELEASE - JANUARY 3, 2003
FOR:        HURRICANE HYDROCARBONS LTD.
SUBJECT:    REDEMPTION OF 12% SENIOR NOTES DUE 2006

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. ("Hurricane") announces today that it will redeem all US$208,210,000 principal amount of its outstanding 12% Senior Notes due 2006 on February 3, 2003. The Notes will be redeemed for an aggregate redemption price of US$212,374,200, representing 102% of the principal amount of Notes, plus accrued and unpaid interest of US$12,492,600, or US$60 per US$1,000 principal amount of Notes. Notices of redemption are being delivered today to the registered holders of Notes.

Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange.

Hurricane is an independent, integrated international energy company engaged in the exploration for, and production, refining and export of, crude oil and the marketing of crude oil and refined products in the Republic of Kazakhstan. Hurricane's shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA.

               THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR
                 DISAPPROVED THE INFORMATION CONTAINED HEREIN.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

    --------------------------------------
         NICHOLAS H. GAY
         Senior Vice President and CFO
         +44 (1753) 410-020
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          SUITE #1460 SUN LIFE PLAZA NORTH TOWER 140 - 4TH AVENUE S.W.
                        CALGARY, ALBERTA, CANADA T2P 3N3
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